SO 3/24/04

3/24

04016472

SECURITI... ...ION
Washington, D.C. 205...

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asset Allocation Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Old Saw Mill River Road
(No. and Street)

Tarrytown, NY 10591
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Rachlin, President 914 347 8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Company PC
(Name – *if individual, state last, first, middle name*)

485 Jericho Turnpike Mineola NY 11501
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Jeffrey Rachlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Allocation Securities Corp., as of December, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

FILOMENA MANGANIELLO
Notary Public, State of New York
No. 4897162
Qualified in Westchester County
Term Expires June 01, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Tragesar, CPA
Marc L Cohen , CPA
Henry P. Greve, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Asset Allocation Securities Corp.
Tarrytown, NY

In planning and performing our audit of the financial statements and supplemental schedule of Asset Allocation Securities Corp. (the Company) for the year ended December 31, 2003, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

INDEPENDENT AUDITOR'S REPORT (cont'd)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Asset Allocation Securities, Corp. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Greene & Company P.C.

Mineola, New York
February 19, 2004

ASSET ALLOCATION SECURITIES CORP.

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.
Certified Public Accountants

J. Timothy Sherman, CPA
Sanford. J. Schmidt, CPA
Ellen R. Trageser, CPA
Marc I. Cohen , CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Asset Allocation Securities Corp.
Tarrytown, New York

We have audited the accompanying balance sheet of Asset Allocation Securities Corp. as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Allocation Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company P.C.

February 19, 2004

485 Jericho Turnpike, Mineola, NY 11501 ◦ Tel (516) 877-1900 ◦ Fax (516) 742-0122 ◦ Email: cpa@cohengreve.com

ASSET ALLOCATION SECURITIES CORP.
BALANCE SHEET
December 31, 2003

ASSETS

Current Assets	
Cash (including $8,468 in interest bearing accounts)	$ 22,395
Accounts receivable	87,081
Investments	351
Total Current Assets	109,827
Property and Equipment	
Computer equipment	52,223
Furniture and fixtures	34,392
Total	86,615
Less: accumulated depreciation	86,615
Net Property and Equipment	-
Sponsor Funds held is Escrow	192,741
Less Escrow funds payable	192,741
	-
Loan receivable officer	7,000
TOTAL ASSETS	$ 116,827
Current Liabilities	
Accounts payable	$ 49,500
Stockholders' Equity	
Common stock - no par value, 200 shares authorized, 30 shares issued	45,500
Retained Earnings	21,827
Total Stockholders' Equity	67,327
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 116,827

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2003

Income	$ 439,334
Expenses	482,237
NET INCOME	(42,903)
Beginning Retained Earnings	64,730
ENDING RETAINED EARNINGS	$ 21,827

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Operating Activities:		
Net Loss		$ (42,903)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on investment	$ 3,043	
Increase in accounts receivable	(63,256)	
Increase in accounts payable	16,056	
		(44,157)
NET CASH USED IN OPERATING ACTIVITIES		87,060
Cash at Beginning of Year		109,455
CASH AT END OF YEAR		$ 22,395

See Notes to Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company operates as an introducing security dealer, earning commissions on investments recommended through financial planning activities of related companies.

The financial statements have been prepared on the accrual basis of accounting.

Property and equipment are stated on the basis of cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method.

The Company has elected Sub-Chapter S status for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its shareholders. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2003, all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - INVESTMENTS

The corporation has adopted the FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and are accounted for as follows:

Debt securities the enterprise has the positive intent and ability to hold to maturity are classified as investment securities and reported at amortized cost.

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Debt and equity securities not classified as either investment securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

Investments classified as available-for-sale securities with a cost of $9,412 and a fair market value of $351 were held at December 31, 2003. For 2003 the corporation recorded unrealized losses of $3,043, which were included in earnings.

Note 3 - RELATED PARTIES

The Company (AASC) is related through common ownership to Financial Planning Associates, Inc. (FPA). The related company offers financial and retirement planning services. By mutual agreement FPA provides office and management services to AASC. Office services include all operational costs of AASC. For 2003 office service payments amounted to $385,780.

Note 4 - COMMITMENTS

The Company is obligated under an office lease agreement expiring in 2004. The obligation is covered through the office services agreement with FPA. The minimum annual rental through 2004 is as follows:

2004	$58,370

ASSET ALLOCATION SECURITIES CORP.

SUPPLEMENTARY INFORMATION

December 31, 2003

ASSET ALLOCATION SECURITIES CORP.
SUPPLEMENTARY INFORMATION - SCHEDULE I
For the Year Ended December 31, 2003

Income:	
Commissions - sale of investment company shares	$ 79,078
Commissions - direct participation programs	285,896
Commissions – wholesale fee	37,594
12B-1 fees	33,161
Distributions- limited partnerships	1,581
Commissions - annuities	328
Interest and dividend income	232
Unrealized loss on investments	(3,043)
Trail commissions	4,507
TOTAL INCOME	$ 439,334
Expenses:	
Office services	$ 385,780
Commissions	92,141
Bank charges	178
NASD fees	3,754
Other	384
TOTAL EXPENSES	$ 482,237

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
SUPPLEMENTARY INFORMATION - SCHEDULE II
For the Year Ended December 31, 2003

Statement of Change in Stockholders' Equity

Balance at January 1, 2003	$ 110,230
Net (Loss)	(42,903)
Balance at December 31, 2003	$ 67,327

Computation of Aggregate Indebtedness to Net Capital at December 31, 2003

Aggregate Indebtedness	$ 49,500
Net Capital	67,327
Aggregate percentage of Net Capital	73%

Computation and Reconciliation of Net Capital at December 31, 2003

Total Owner Equity	$ 67,327
Deduct total non allowable assets	44,581
Net Capital Before Haircuts	22,746
Haircuts	351
Total Net Capital	22,395
Net Capital as Required by Rule 15c3-1	$ 5,000

See Notes to Financial Statements

No material differences existed between the audited net capital and quarterly focus report net capital as of December 31, 2003.

Asset Allocation Securities Corp. is exempt from the requirements of SEC Rule 15c 3-3 regarding reserve requirements under (k)(2)(i).

We have reviewed the method of internal accounting control and the procedures for safeguarding securities and find them satisfactory. There were no material inadequacies found to exist.

See Notes to Financial Statements